Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated July 29, 2025
Supplementing the Preliminary Prospectus Supplement, dated July 29, 2025
Registration No. 333-274956
333-274956-01

$750,000,000

OneMain Finance Corporation
6.125% Senior Notes due 2030

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated July 29, 2025 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

$750,000,000 6.125% Senior Notes due 2030

Issuer:	OneMain Finance Corporation (the “Issuer”)

Guarantor:	OneMain Holdings Inc. (the “Guarantor”)

Aggregate Principal Amount:	$750,000,000

Title of Securities:	6.125% Senior Notes due 2030 (the “notes”)

Maturity Date:	May 15, 2030

Offering Price:	100.000%, plus accrued interest, if any, from August 12, 2025

Coupon:	6.125%

Yield:	6.125%

Spread:	+222 basis points

Benchmark Treasury:	3.75% UST due May 31, 2030

Gross Proceeds to Issuer:	$750,000,000

Net Proceeds to Issuer After Gross Spread:	$742,500,000

Gross Spread:	1.000%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 682691 AL4 ISIN: US682691AL46

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	November 15, 2025

Record Dates:	May 1 and November 1

Optional Redemption:	Except as set forth in the next two succeeding paragraphs, the notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the notes.

On and after November 15, 2029 (six months prior to the maturity date), the Issuer may redeem, at its option, all or, from time to time, part of the notes, upon not less than 10 nor more than 60 days’ prior notice (with a copy to the Trustee), at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the notes, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

In addition, prior to November 15, 2029 (six months prior to the maturity date), the Issuer may redeem, at its option, all or, from time to time, part of the notes, upon not less than 10 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to (expressed as a percentage of the principal amount and rounded to three decimal places) the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on November 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 15, 2029; provided, however, that if the period from the redemption date to November 15, 2029 of such notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used

Joint Book-Running Managers:
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Barclays Capital Inc.
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
NatWest Markets Securities Inc.
RBC Capital Markets, LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.

Co-Manager:	R. Seelaus & Co., LLC

Trade Date:	July 29, 2025

Settlement Date:
August 12, 2025 (T+10). It is expected that delivery of the notes will be made against payment therefor on or about August 12, 2025, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes prior to their date of delivery should consult their own advisors.

Ratings*:	Ba2 (Moody’s) / BB (S&P) / BB+ (Kroll)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Changes from Preliminary Prospectus Supplement

The Preliminary Prospectus Supplement is hereby updated to reflect the following changes:

The total size of the offering has increased from $500.0 million to $750.0 million. The Issuer intends to use the net proceeds from this offering to redeem all of its outstanding 9.000% Senior Notes due 2029; any additional proceeds following the redemption will be used for general corporate purposes, which may include additional debt repurchases and repayments. This pricing supplement is not a notice of redemption or a solicitation of an offer for the 9.000% Senior Notes due 2029.

As a result of the change in offering size, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at (704)-410-4885.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.